Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-231931

Final Term Sheet

AMERICAN TOWER CORPORATION

January 7, 2020

Issuer:	American Tower Corporation (“AMT”)

Coupon:	2.400% Senior Notes due 2025 (the “2025 Notes”) 2.900% Senior Notes due 2030 (the “2030 Notes”)

Principal Amount:	2025 Notes: $750,000,000 2030 Notes: $750,000,000

Maturity Date:	2025 Notes: March 15, 2025 2030 Notes: January 15, 2030

Benchmark Treasury:	2025 Notes: 1.750% UST due December 31, 2024 2030 Notes: 1.750% UST due November 15, 2029

Benchmark Treasury Price and Yield:	2025 Notes: 100-20; 1.619% 2030 Notes: 99-10; 1.826%

Spread to Benchmark Treasury:	2025 Notes: T + 80 basis points 2030 Notes: T + 112.5 basis points

Yield to Maturity:	2025 Notes: 2.419% 2030 Notes: 2.951%

Price to Public:	2025 Notes: 99.905% 2030 Notes: 99.560%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:	2025 Notes: Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2020 2030 Notes: Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2020

Make-whole Call:

2025 Notes: Prior to February 15, 2025 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 12.5 basis points

2030 Notes: Prior to October 15, 2029 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	2025 Notes: At any time on or after February 15, 2025 (one month prior to their maturity date) 2030 Notes: At any time on or after October 15, 2029 (three months prior to their maturity date)

Trade Date:	January 7, 2020

Settlement Date(2):	January 10, 2020 (T+3)

CUSIP/ISIN:	2025 Notes: 03027XAZ3 / US03027XAZ33 2030 Notes: 03027XBA7 / US03027XBA72

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under our $2.25 billion senior unsecured revolving credit facility, as amended and restated in December 2019 (the “2019 Credit Facility”).

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,483.4 million after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing outstanding indebtedness under the 2019 Credit Facility.

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

Senior Co-Managers:

Barclays Capital Inc.

BBVA Securities Inc.

Commerz Markets LLC

EA Markets Securities LLC

Goldman Sachs & Co. LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Co-Managers:	ING Financial Markets LLC SMBC Nikko Securities America, Inc.

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2) We expect that the delivery of the notes will be made against payment on January 10, 2020, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this Final Term Sheet will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated January 7, 2020 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-800-624-1808 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.